Exhibit 99.5
English Translation
Deed of Agreement
This Deed of Agreement (this “Deed”), dated May 31, 2008, is made as a deed among:
(A)	Agria Corporation, a company incorporated and existing under the laws of the Cayman Islands (“Agria”);

(B)	Mr. Xue Zhixin, PRC ID card no. 140102621023081 (“Mr. Xue”);

(C)	Mr.Zhang Mingshe, PRC ID card no. 140104710212037 (“Mr. Zhang”); and

(D)	Mr. Yan Lv, PRC ID card no. 140102196405264837 (“Mr. Yan”).
The parties intend this Deed to take effect as an agreement whether the parties execute it under hand or seal. In consideration of the rights and obligations created by the parties herein, the parties agree as follows:
1.	The parties shall provide, and shall procure that Taiyuan Primalights III Agriculture Development Co., Ltd. (“P3A”) shall provide, Ernst & Young, or any affiliate thereof (collectively “E&Y”), with all such continuing assistance related to P3A as reasonably necessary to permit E&Y to audit the consolidated financial statements of Agria, Aero-Biotech Science & Technology Co., Ltd. (the “WFOE”) and P3A (together with any direct or indirect subsidiaries of Agria, the “Group Companies”) for the 2007 fiscal year and review the consolidated management accounts for the Group Companies for the first quarter of the 2008 fiscal year (collectively, the “Audit and Review”).

2.	Promptly following the Completion Date (defined in Section 13 hereof), Agria shall immediately arrange (i) a payment equal to the result of US$8,990,000 less the amount provided in Section 11 below to be made for the benefit of Mr. Xue and other members of P3A management by release of funds from that certain escrow (the “Escrow”) established under an Escrow Agreement, dated March 26, 2008, between Brothers Capital Limited (“Brothers Capital”) and JPMorgan Chase Bank, N.A., to the bank account set forth in Annex A and (ii) the transfer from Brothers Capital Limited to each individual whose name is set forth in Annex B (the “Share Recipients”) of such part of the ordinary shares, par value US$0.0000001 per share (the “Ordinary Shares”), of Agria as is equal to the number of Ordinary Shares set forth in Annex B, such shares which are indicated in a certain share transfer form deposited into the Escrow by Brothers Capital. Agria shall give necessary cooperation with respect to such share transfer.

3.	Following the execution of this Deed, the parties shall use their best efforts to integrate the management and accounting systems of the Group Companies more fully.

4.	Shortly following the execution of this Deed, the parties shall cause the amendment of the Articles of Association of P3A in accordance with the Company Laws of People's Republic of China and other related laws (i) to create a board of directors for P3A and (ii) to provide that P3A’s legal representative shall have no authority to act on behalf of and in the name of P3A except as is approved by P3A’s board of directors. Promptly following such amendment, the parties to this Deed shall procure the following individuals to be appointed as the directors constituting P3A’s initial board of directors: Xue Zhixin, Qian Zhaohua, and Kenneth Hua Huang.

5.	Agria shall designate an individual as the Chairman of P3A pursuant to its rights under certain agreements between the WFOE, P3A and the shareholders of P3A. The parties undertake to use their best efforts to cooperate to complete all necessary measures to give effect to such appointment, including related registration procedures with the government authorities.

6.	Following the execution of this Deed, pursuant to that Exclusive Call Option Agreement, dated June 8, 2007, among the WFOE, Li Juan, Qian Zhaohua (the “Exclusive Call Option Agreement”), Mr. Xue and Zhang Mingshe, Mr. Xue shall transfer to Kenneth Hua Huang (or such other person as Agria’s board of directors may designate), and Agria shall cause Kenneth Hua Huang (or such other person) to hold pursuant to the Exclusive Call Option Agreement, a 5% interest in the registered capital of P3A. All costs arising from such transfer shall be borne by Agria, including any tax that may be payable by Mr. Xue in relation to such transfer.

7.	Mr. Xue agrees that 50% of the Ordinary Shares transferred to him pursuant to Section 2 above, together with any Substituted Shares in respect thereof (collectively, the “Lock-up Shares”), shall be subject to a two-year lock-up such that, for two years from May 6, 2008, Mr. Xue shall not sell, assign, mortgage, pledge, or otherwise permit to be encumbered or disposed of in any way, all or any part of any interest in such Lock-up Shares, except as otherwise approved by Agria’s board of directors in furtherance of a material M&A Transaction (defined below) in the best interests of Agria and its shareholders.

Mr. Xue agrees that 50% of all Ordinary Shares transferred thereto pursuant to Section 2 above, together with any Substituted Shares in respect thereof, shall be subject to a one-year lock-up starting from May 6, 2008. Within such lock-up period, Mr. Xue shall not sell, assign, or otherwise permit to be disposed of in any way, all or any part of any interest in such Ordinary Shares, except as otherwise approved by Agria’s board of directors in furtherance of an M&A Transaction in the best interests of Agria and its shareholders. Nevertheless, Mr. Xue shall not be subject to the abovementioned restrictions for mortgage, hypothecation or pledge of the Ordinary Shares that are subject to the one-year lock-up.

The Share Recipients (other than Mr. Xue) agree that all Ordinary Shares transferred thereto pursuant to Section 2 above, together with any Substituted Shares in respect thereof, shall be subject to a six-month lock-up starting from May 6, 2008. Within such lock-up period, such Share Recipients shall not sell, assign, or otherwise permit to be encumbered or disposed of in any way, all or any part of any interest in such Ordinary Shares, except as otherwise approved by Agria’s board of directors in furtherance of an M&A Transaction in the best interests of Agria and its shareholders.

For purposes of this Deed, (i) “M&A Transaction” shall mean any bona fide scheme of arrangement, sale of equity in Agria, or merger or consolidation of Agria with another person, where the shareholders of Agria immediately prior to such transaction hold less than a majority in voting power of the share capital of Agria or the surviving entity immediately following such transaction and (ii) “Substituted Shares” shall mean, with respect to any Ordinary Share, any new, substituted or additional securities or other property (including money paid other than as an ordinary cash dividend) that by reason of such transaction are distributed with respect to such Ordinary Share.

8.	Mr. Xue agrees to enter into a three-year employment contract with P3A, including without limitation non-competition and confidentiality clauses.

9.	Mr. Xue represents, warrants and covenants that the US$9,000,000 previously paid to Mr. Xue by Brothers Capital in February 2008, and the US$8,990,000 (less the amount indicated in Section 11) paid pursuant to Section 2 above, has been or will be distributed solely to past and present members of the management of P3A, including Mr. Xue. Mr. Xue shall provide E&Y with such information regarding such payments as E&Y may reasonably require in order to complete the Audit and Review. Before the end of the 2008 fiscal year, Mr. Xue shall provide Agria with a complete accounting of the disposition of such payments. Such accounting shall indicate, among other things, any member of management who received a portion of such funds and the amount of such funds paid to such management member.

10.	From the date hereof, each of the Share Recipients agrees that he shall make no public statement in relation to or concerning this Deed or the subject matter hereof without the prior authorization of Agria’s board of directors; provided that nothing in this Section shall restrict any Share Recipient from making any public statement as required (i) by applicable law (including, without limitation, as required by any fiduciary duty imposed by law on such party) or (ii) by the rules of any applicable stock exchange.

11.	A Special Committee has been established by Agria’s board of directors pursuant to a resolution adopted on February 29, 2008 (the “Special Committee”). For the best interest of the company, after the execution of this Deed, the signatories to this Deed (other than Agria) agree to pay Agria the greater of US$400,000 and the amount which is 25% of the reasonable costs and expenses incurred to date by the Special Committee. Such amount shall be paid to Agria out of the funds in the Escrow at the same time as payment is made under Section 2.

12.	In furtherance of a new management retention plan to be established by Agria for the benefit of P3A employees, Mr. Xue agrees to promptly contribute to Agria all options held by Mr. Xue at the date hereof which entitle him to purchase Ordinary Shares of the Company. Any award made to employees of P3A under such management retention plan shall be determined by Agria’s Compensation Committee and approved by Agria’ board of directors.

13.	Certain transactions under this Deed are subject to completion of the following conditions precedent:
•	P3A shall provide continuing reasonably necessary assistance related to P3A to E&Y so that E&Y shall have substantially completed the Audit and Review and shall have discovered no material discrepancies in the management accounts of P3A for the periods audited or reviewed by E&Y.

•	The Articles of Association of P3A shall have been amended as provided in Section 4 above.

•	Each party shall have secured all government approvals, and effected any government registrations or filings, required under applicable law in connection with the transactions contemplated hereunder.
The first date when all such conditions have been satisfied shall be referred to herein as the “Completion Date”.
14.	Each party hereto shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request, to permit, or in furtherance of, the consummation of the transactions set forth above.

15.	Any dispute, controversy or claim arising out of or relating to this Deed, or the interpretation, breach, termination or validity hereof, shall be resolved by arbitration conducted in Hong Kong. Such arbitration shall be administered by the Hong Kong International Arbitration Centre in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration. The award of the arbitration tribunal shall be final and binding upon the parties. The prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

16.	This Deed and the rights and obligations of the parties under this Deed shall be governed by and construed in all respects in accordance with the laws of Hong Kong.

17.	If any previous understanding between the parties hereto is inconsistent with this Deed, this Deed shall prevail.

18.	In the event of any discrepancy between the English translation and the Chinese version of this Deed, the Chinese version shall prevail.

The parties have evidenced their agreement to the terms contained in this Deed by executing, or causing their duly authorized representatives to execute, this Deed in the space provided below.

SIGNED, SEALED AND DELIVERED by	)
Yeung Kim Ting (Gary))		/s/ Gary Yeung
for and on behalf of	)
AGRIA CORPORATION	)
in the presence of:	)	/s/ Fan Zhang

EXECUTED as a deed by	)
XUE ZHIXIN	)	/s/ Xue Zhixin
in the presence of:	)	/s/ Fan Zhang

EXECUTED as a deed by	)
ZHANG MINGSHE	)	/s/ Zhang Mingshe
in the presence of:	)	/s/ Fan Zhang

EXECUTED as a deed by	)
YAN LV	)	/s/ Yan Lv
in the presence of:	)	/s/ Fan Zhang [Signature Page to the P3A Deed]

ANNEX A
Wire Instructions
Beneficiary Bank Name: Standard Chartered Bank (Hong Kong) Limited
Beneficiary Bank Address: Shop G3-G5, G/F, Chuang’s London Plaza, 219 Nathan Road, Kowloon, Hong Kong
Swift Code: SCBLHKHHXXX
Bank Code: 003
Beneficiary Account Number:
USD Account: 325-1-022092-8
AUD Account: 325-1-022066-9
HKD Account: 325-1-022061-8
EUR Account: 325-1-022033-2
Beneficiary Name: Mr. Xue Zhixin

ANNEX B
Schedule of Shares to be Transferred

		Percentage in the total
	Number of Ordinary	number of shares issued by
Name	Shares	Agria on May 31, 2008
Xue Zhixin	21,943,040	17.36%
Zhang Mingshe	2,932,480	2.32%
Yan Lv	2,932,480	2.32%
TOTAL:	27,808,000	22%